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                    F O R . I M M E D I A T E . R E L E A S E

                 Spectrum Signal Processing Receives Funding for
                Software Defined Radio Technology Application for
                        Military Satellite Communications

BURNABY, B.C., CANADA - SEPTEMBER 19, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leading provider of high-density solutions for wireless signal and Voice over Packet processing, today announced that it will receive CAD$500,000 in funding from the Defence Industrial Research Program
(DIRP) to create additional capability for its flexComm software defined radio
(SDR) product line. The DIRP, an initiative of Defence R&D Canada (DRDC), is designed to support industry research and development innovation in defence-related technology areas.


Spectrum's SDR solution offers the unique combination of very high processing power and configuration flexibility. New software and hardware will be developed to expand Spectrum's SDR offering by adding ultra-wideband capability. The Communications Research Centre (CRC) and Defence Research Establishment Ottawa
(DREO) will use Spectrum's new SDR ultra-wideband subsystem as a modem processing system in a software reconfigurable military satellite communications terminal application. The subsystem will perform very high-speed ultra-wideband analog-to-digital and digital-to-analog conversion, process data rates up to 8 Mbps, and handle complex waveforms, or signals, involving high levels of anti-jamming protection and sophisticated error correction. DREO and CRC will perform the integration and testing of these waveforms with Spectrum's SDR ultra-wideband system, as well as with other third party equipment.

"The funds which have been awarded to Spectrum represent a sound investment by the DRDC in reprogrammable, reconfigurable technology which clearly serves the defence interests of Canada, the US and other NATO nations," said Douglas Laurie-Lean, Head of the DIRP. "Software defined radio is a significant evolution in wireless communications, and Spectrum's expertise in this field will contribute to Canada's strong participation in NATO defence R&D, and in joint development programs such as Advanced EHF SATCOM with the U.S.," he added.

"With a 14 year track record of success in delivering the highest performance signal processing systems, Spectrum is highly qualified to be a partner with the CRC and DREO," stated Lyle Wagner, Project Officer for DREO. "I am very impressed with Spectrum's ability to develop novel and complex technology, and I am confident that they will succeed in transforming it into a highly marketable product. The open architecture and Software Communications Architecture (SCA) compliance of the flexComm SDR-3000 subsystem indicates that future SDR offerings from Spectrum will also offer quick integration and superior interoperability," Mr. Wagner added.

"Spectrum is very proud and appreciative of the support we are receiving from the DIRP, CRC and DREO," said Pascal Spothelfer, President and CEO of Spectrum Signal Processing. "In addition to providing funds for our research, the experts at DIRP have also validated the leadership of Spectrum's SDR technology," he added.


As the government and commercial wireless markets push for commercial off the-shelf and open-standards products, Spectrum will continue to provide superior solutions, from optimized signal processing engines to integrated transceiver subsystems, to meet this demand. As a software defined radio platform, customers can re-configure flexComm SDR platforms to target new waveforms or to offer new



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features and services. The flexComm SDR-3000 subsystem is expected to be launched in late 2001. The flexComm SDR ultra-wideband subsystem is expected to be released in the first quarter of 2003.


ABOUT SPECTRUM'S SDR-3000
Spectrum's SDR-3000 will be the highest performance software defined radio digital transceiver available. It addresses the requirements of military wireless infrastructure applications and programs, including tactical communications systems, Joint Tactical Radio System (JTRS), and Airborne Communication Nodes (ACN). The flexComm SDR-3000 can support 300 to 1000 channels per system compared to tens of channels in existing products available on the market today.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

ABOUT DEFENCE R&D CANADA
Defence R&D Canada is an agency within the Department of National Defence (DND). With five R&D centres across the country, DRDC employs world-class scientists to provide leading-edge science and technology services to the Canadian Forces, DND and the Canadian defence industry. DRDC has more than 50 years of success in providing scientific excellence to the CF in areas such as radar, communications, sonar systems, lasers, rocket systems electro-optics, biological and chemical defence, mine countermeasures, life support systems and marine vehicle systems.

ABOUT THE DEFENCE INDUSTRIAL RESEARCH PROGRAM
DRDC, through the DIRP is dedicated to strengthening and supporting the Canadian Defence Industrial Base through the provision of financial and scientific support for eligible industry-initiated research projects that have sufficient defence-relevance to Canada and its allies.

The Program objective is to stimulate research and innovation in the Canadian Defence Industrial Base, thereby enhancing its ability to share in the development and supply of material and equipment to meet Canadian, NATO, and other allied defence requirements. The DIRP provides up to a maximum of 50% of eligible project costs, typically to a limit of $500,000 per project.




For more information, please contact:

Brent Flichel                               Liza Aboud
Investor Relations                          Business and Trade Media
Phone: 604-421-5422 ext. 247                Phone: 604-421-5422 ext. 152
Email:  brent_flichel@spectrumsignal.com    Email: liza_aboud@spectrumsignal.com